October 7, 2004


via U.S. mail and facsimile

Andre Heroux
President and Chief Executive Officer
MAAX Corporation
1010 Sherbrooke Street West, Suite 1610
Montreal, Quebec
Canada H3A 2R7

Re:	MAAX Corporation
	Form F-4
	File No. 333-118990

Dear Mr. Heroux:

We have reviewed only those portions of your registration statement that relate to guarantor financial statements and related disclosure and have the following comments. No further review of the registration statement has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Accounting Comments

1.	Please amend to include the corporate structure chart on page 4 of your filing. In addition, provide us with an organizational chart that captures the relationship between MAAX Corporation and all of the entities that are guaranteeing the notes being registered, if not already displayed on the corporate structure chart to be inserted on page 4.

2.	In accordance with Rule 3-10 of Regulation S-X, you must provide separate financial statements for every guarantor, unless you fall within one of the exceptions provided in paragraphs (b), (c), (d), (e) or (f) of Rule 3-10 of Regulation S-X. However, only one of the exception paragraphs can be applied. Please advise, as appropriate.
If you meet one of the exceptions, please note that in lieu of separate financial statements, the financial statements included in the registration statement must include an audited footnote that contains all of the disclosures required by Rule 3-10 of Regulation S-
X. In this regard, your interim financial statements must also provide all of the required Rule 3-10 of Regulation S-X disclosures.


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey Houser at (202) 824-1989 or Jeanne Baker at
(202) 942-1835 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker at (202) 824-5495 or me at (202) 942-1950 with any other questions.



			Sincerely,




			Pamela Ann Long
					Assistant Director